March 2, 2009	VIA EDGAR
Mr. Craig Arakawa
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company Form 10-K for the Fiscal Year Ended June 30, 2008 Filed August 29, 2008 Definite Proxy Filed October 14, 2008 File No. 001-16317
Dear Mr. Arakawa:
We are in receipt of your comment letter dated February 25, 2009 with respect to the above captioned matter.
Pursuant to your earlier telephonic conversation with our counsel, I am writing to request the Securities and Exchange Commission for an extension of the deadline for our response to your comment letter. Due to the complexity of certain of the comments and logistical difficulties we have been experiencing due to Hurricane Ike, we would like the deadline for our response to be extended to March 31, 2009.
Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing.
Sincerely,
CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer